Exhibit 99.1

RBC completes acquisition of HSBC Bank Canada

TORONTO, March 28, 2024 — Royal Bank of Canada (“RY” on TSX and NYSE) (“RBC”) today announced it has completed the acquisition of HSBC Bank Canada ("HSBC Canada").

“Today marks one of the most exciting times of our 155-year history and a pivotal milestone in our long-term growth story as we welcome 4,500 employees and 780,000 clients from HSBC Canada,” said Dave McKay, president and CEO, RBC. “This once-in-a-generation opportunity will show Canadians how our combined organization will deliver an enhanced banking experience, create better value for clients and strengthen our communities. I want to thank everyone involved in the monumental team effort to bring this deal to life and I look forward to the possibilities this acquisition will deliver.”

To support the acquisition, RBC announced a number of commitments in December 2023, including commitments to create new Canadian jobs, continue to donate 1% of net income before taxes to communities, and finance the construction of new housing in Canada. In Vancouver, the bank will also build a new Global Banking Hub over the next five years. This will be supported with over 1,000 jobs across multiple disciplines.

“RBC’s acquisition of HSBC Canada expands the depth and breadth of our international banking capabilities and builds our ability to connect Canadians to the global economy,” added Neil McLaughlin, group head, Personal & Commercial Banking, RBC. “Through this combination, RBC is now exceptionally positioned as the bank of choice for commercial clients with international needs, newcomers to Canada and affluent clients who need global banking and wealth management capabilities.”

With the closing of the acquisition, conversion activities will now begin. HSBC Canada’s branches and offices will open for business on Monday, April 1, 2024 as RBC locations.

For more information on this transaction, visit: https://www.rbc.com/hsbc-canada/.

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, with respect to RBC's beliefs, plans, expectations, and estimates. Forward-looking statements in this press release may include, but are not limited to, statements with respect to plans for the combined operations of RBC and HSBC Canada, our strategies or future actions, and our objectives and commitments. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding the transaction and may not be appropriate for other purposes. Forward looking statements are typically identified by words such as "believe", "expect", “suggest”, “seek”, "foresee", "forecast", “schedule”, "anticipate", "intend", "estimate", "goal", "commit", "target", "objective", "plan", “outlook”, “timeline” and "project" and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could", “can” or "would" or negative or grammatical variations thereof.

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By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: the possibility that the anticipated benefits from the transaction, such as creating cross-sell opportunities and growing our Canadian operations are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which we currently operate; the risk that any announcements relating to the combination could have adverse effects on the market price of our shares; the possibility that the combined operations of RBC and HSBC Canada may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate HSBC Canada; our ability to cross-sell more products to customers; reputational risks and potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the possibility that the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management time on integration-related issues; failing to retain key talent of HSBC Canada following the completion of the transaction; material adverse changes in economic and industry conditions; general competitive, economic, political and market conditions; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and those other factors discussed in the risks sections of our annual report for the fiscal year ended October 31, 2023 (the 2023 Annual Report), and the Risk management section of our Q1 2024 Report to Shareholders, as such sections may be updated by subsequent quarterly reports, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and successfully manage risks arising from all of the foregoing factors.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2024 Report to Shareholders. Such sections may be updated by subsequent quarterly reports.

Any forward-looking statements contained in this press release represent the views of RBC only as of the date hereof. Except as required by law, RBC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

For more information, please contact:

Andrew McGrath, RBC Communications